Filed pursuant to Rule 433
Registration No. 333-235793
Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus Supplement

dated November 3, 2021

TELLURIAN INC.

US $50,000,000

8.25% Senior Notes Due 2028

Final Term Sheet

November 5, 2021

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 3, 2021 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Tellurian Inc.
Securities:	8.25% Senior Notes Due 2028 (the “Notes”)
Type:	SEC Registered
Trade Date:	November 8, 2021
Settlement Date:	November 10, 2021
Listing:	expected NYSE American “TELZ”
Size:	$50,000,000
Option:	$7,500,000
Maturity Date:	November 30, 2028
Ratings:	The Notes have received a “BBB+” investment-grade rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.
Annual Coupon:	8.25%, paid quarterly in arrears
Interest Payment Dates:	January 31, April 30, July 31 and October 31 of each year, commencing January 31, 2022, and at maturity
Price to the Public:	100%
Day Count:	30/360
Optional Redemption:	Prior to November 30, 2023, we may, at our option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus a Make-Whole Amount, if any, plus accrued and unpaid interest to, but excluding, the date of redemption.
We may redeem the Notes for cash in whole or in part at any time at our option (i) on or after November 30, 2023 and prior to November 30, 2024, at a price equal to $25.75 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after November 30, 2024 and prior to November 30, 2025, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after November 30, 2025 and prior to November 30, 2026, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and
(iv) on or after November 30, 2026 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	87968A203 / US87968A2033
Book-Running Managers:	B. Riley Securities, Ladenburg Thalmann, William Blair
Lead Manager:	EF Hutton, division of Benchmark Investments, LLC
Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Colliers Securities LLC, Newbridge Securities Corporation, Revere Securities LLC, Wedbush Securities, Ziegler

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed an automatic shelf registration statement (including a base prospectus dated April 28, 2020) and Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfin.com.

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